Exhibit 99.2

February 20, 2023

Project 1223491

The Board of Directors of Vaalco Energy Inc.

Vaalco Energy Inc.

900, 444 – 5th Avenue S.W. Calgary, Alberta T2P 2T8

Dear Board Members:

Re:         Third Party Report on Reserves

This report was prepared to satisfy requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to provide the qualifications of the technical persons responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.

We have prepared an independent evaluation of the Canadian and Egyptian reserves of Vaalco Energy Inc. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated and reviewed certain reserves of the Company as at December 31, 2022. The completion (transmittal) date of our report is February 20, 2023.

iii.

The following table sets forth the proved gross (100%) and net after royalty reserves under constant prices and costs covered by our report by geographic area, and the proportion of the Company covered.

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 | tel 403-266-9500 | gljpc.com

									Future Net Revenue
	Oil (Mbbl)		Gas (Mmcf)		NGL (Mbbl)		BOE (Mbbl)(3)		Before Tax (M$)
										Present Worth
Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Total	at 10%
Canada
Proved Developed Producing	2,387	1,691	15,084	10,913	2,704	1,836	7,605	5,345	179,497	111,506
Proved Developed Non-Producing	35	31	116	110	21	19	75	69	3,235	2,165
Proved Undeveloped	2,330	1,885	6,352	5,516	1,139	942	4,527	3,746	119,086	39,480
Total Proved	4,751	3,607	21,553	16,539	3,863	2,797	12,207	9,160	301,819	153,150

Egypt
Proved Developed Producing	12,556	7,072	0	0	0	0	12,556	7,072	251,530	195,960
Proved Developed Non-Producing	1,906	929	0	0	0	0	1,906	929	31,044	21,103
Proved Undeveloped	975	576	0	0	0	0	975	576	14,487	9,824
Total Proved	15,437	8,577	0	0	0	0	15,437	8,577	297,062	226,888

Total Evaluated
Proved Developed Producing	14,943	8,762	15,084	10,913	2,704	1,836	20,161	12,417	431,027	307,466
Proved Developed Non-Producing	1,941	961	116	110	21	19	1,982	998	34,280	23,268
Proved Undeveloped	3,304	2,460	6,352	5,516	1,139	942	5,502	4,322	133,573	49,304
Total Proved	20,188	12,184	21,553	16,539	3,863	2,797	27,644	17,737	598,880	380,038

(1)	Gross reserves represents 100% ownership before royalties.
(2)	Net reserves represents company interest reserves net of royalty deductions.
(3)	Oil equivalence factors: Crude Oil and NGL 1 bbl/bbl, Natural Gas 6 Mcf/bbl interest reserves net of royalty deductions.

In aggregate, the Canadian and Egyptian assets which GLJ evaluates account for 32.8 and 30.7 percent of the Company’s net proved reserves, respectively. The Company provided to us the total Company reported reserves to derive the portion evaluated by GLJ. We express no opinion on this portion of the Company’s reserves that we did not evaluate.

iv.

Our report covered 63 percent of the Company’s total proved reserves; our evaluation coverage from the perspective of the Company’s total reserves is provided above in item iii. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the

U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

The economic evaluation was prepared to reflect the net present value of the Company before any incremental US taxes. Canadian income taxes were included, as well as the Company supplied estimates of abandonment and reclamation obligations. Pursuant to the terms of the relevant production sharing contracts, no net income tax is payable in Egypt.

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts, capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated property was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.

As required under SEC Regulation S-X, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12 month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12 month period prior to the effective date of our report. The following average prices have been adjusted for quality, transportation fees and market differentials.

Country	Oil ($/bbl)	Gas ($/mcf)	Ethane ($/bbl)	Propane ($/bbl)	Butane ($/bbl)	Condensate ($/bbl)
Canada	$92.22	$4.31	$14.12	$39.42	$47.67	$93.07
Egypt	$97.98	Not Applicable

The adjusted prices presented below have been held constant throughout the lives of the properties.

Country	Country	Oil ($/bbl)	Gas ($/mcf)	Ethane ($/bbl)	Propane ($/bbl)	Butane ($/bbl)	Condensate ($/bbl)
Harmattan	Canada	$89.61	$4.13	$12.77	$40.27	$43.85	$91.57
Arta	Egypt	$85.65	Not Applicable
Hoshia	Egypt	$85.65	Not Applicable
NorthWest Gharib	Egypt	$84.76	Not Applicable
West Bakr	Egypt	$84.76	Not Applicable

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.

Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recover the estimated reserves.

vii.

Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

viii.

In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.

A summary of the Company reserves evaluated by us was provided for item iii. Of the 17,737 Mboe total proved net after royalty reserves evaluated by us, 13,415 Mboe are proved developed and 4,322 Mboe are proved undeveloped.

GLJ is a private firm established in 1972 whose business is the provision of independent geological and engineering services to the petroleum industry. GLJ is among the largest evaluation firms in North America with approximately 50 engineering and geoscience personnel. Mr. Olenick conducted the evaluation and is a qualified, independent reserves evaluator as defined in COGEH, and is a registered Practicing Professional Engineer in the Province of Alberta. Mr. Olenick has in excess of 20 years of practical experience in petroleum engineering, has been employed at GLJ as an evaluator/auditor since 2003.

We trust this meets your current requirements.

Yours truly,

GLJ LTD.

Patrick A. Olenick, P. Eng.
Vice President

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